Zentek Announces New Antimicrobial Testing Results

Guelph, ON - March 22, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces that SGS Standard Technical Services Co. ("SGS") recently conducted tests to determine the extent of the antimicrobial properties and the time required to achieve deactivation of bacteria and virus on ZenGUARD™-coated mask material.

"Our goal at Zentek from early on in the pandemic was to create a technology that could improve the health and safety of our valued frontline healthcare workers" said Greg Fenton, CEO of Zentek. "Our patented ZenGUARD™ antimicrobial technology with 99.99% bacterial and viral filtration efficiency brings an added level of protection that doctors, nurses and all frontline healthcare providers deserve. We are excited to bring our unique ZenGUARD™ surgical masks to them via our Canadian distribution partnership with Southmedic Inc."

Key Data points

  Antibacterial testing completed by SGS following AATCC 100-2019 Test Method for Antibacterial Finishes on Textile Material
  Antiviral testing completed by SGS and followed ISO 18184: 2019 Textiles - Determination of antiviral activity of textile products TCID50 method
  The ZenGUARD™-coated mask fabric demonstrated over 99.99% antibacterial effectiveness after 1 hour where 260,000 Escherichia Coli (E. coli) Colony Forming Units (CFU) was reduced to under 100 CFU.
  The untreated control mask samples saw 120,000 E. coli CFU grow to 2.5 million in 1 hour and 1.1 billion in 8 hours
  The ZenGUARD™-coated mask fabric demonstrated 86.7% antiviral effectiveness after 1 hour against H1N1 and 99.7% after 8 hours
  These meaningful reductions in bacterial and viral load may have an impact in the reduction of infectious disease in high-risk environments

Impact in High-Risk Environments

In the context of high-risk indoor settings, such as hospitals where doctors, nurses and other healthcare professionals and patients wear surgical masks and are exposed to dangerous bacteria and viruses daily, this data offers compelling evidence that ZenGUARD™-coated mask material can provide additional protection with the strong antimicrobial properties of ZenGUARD™.  The reduction in bacterial and viral growth in the mask materials may contribute to protecting doctors, nurses, other hospital staff and patients, as well as long term care residents and their caretakers, from mask acne to potentially preventing significant disease from bacterial or viral infections.

Southmedic Inc. is Zentek's exclusive distribution partner in Canada for hospitals, clinics, long-term care, nursing homes and community health care services. For any purchase requirements, please contact Southmedic Customer Service at custserv@southmedic.com or by phone at 1-800-463-7146, Mon - Fri 8:30am - 5:00pm.

About Zentek

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems.  Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Mitch Swergold
Tel: (917) 930-8723
Email: mswergold@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.